November 15, 2018

Gregory Boden
Chief Financial Officer
CLOUDCOMMERCE, INC.
1933 Cliff Drive, Suite 1
Santa Barbara, CA 93109

       Re: CLOUDCOMMERCE, INC.
           Form 8-K Filed November 17, 2017
           Response Dated November 9, 2018
           File No. 000-13215

Dear Mr. Boden:

       We have reviewed your November 9, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 30, 2018 letter.

Form 8-K Filed November 17, 2017

Item 9.01 Financial Statements and Exhibits, page 6

1. We reviewed your response to comment 1. In measuring significance, you used financial information as of and for the period ended December 31, 2017. Pursuant to Rule 8-04(b)
      of Regulation S-X, significance tests should be measured using financial information from the most recently completed fiscal year prior to the acquisition. Further, we note that you used your total stockholders' equity when performing the income test. The income test requires you to compare your equity in the income from continuing operations before income taxes of the acquiree exclusive of amounts attributable to any noncontrolling interests to such consolidated income of yourself for the most recently completed fiscal
 Gregory Boden
CLOUDCOMMERCE, INC.
November 15, 2018
Page 2
      year prior to the acquisition. Refer to Rule 8-04(b)(3) of Regulation S-X. Please provide us with revised significance tests. Finally, please tell us your consideration of Rule 8-
      04(d) of Regulation S-X when calculating significance in light of the August 1, 2017 acquisition of Parscale Creative, Inc.
     You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or
William
Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.



                                                          Sincerely,
FirstName LastNameGregory Boden
                                                          Division of
Corporation Finance
Comapany NameCLOUDCOMMERCE, INC.
                                                          Office of Consumer
Products
November 15, 2018 Page 2
cc:       Andrew Van Noy
FirstName LastName